						Exhibit 12.1

		Ratio of Earnings to Combined Fixed Charges
		And Preferred Stock Dividends
		Almost Family, Inc.
						Three Months
						Ended
	2010	2011	2012	2013	2014	April 3, 2015
EARNINGS

Pretax Net income from continuing operations	49,694,066	32,159,441	27,849,704	14,625,773	23,207,116	7,011,248

Plus: fixed charges	1,102,382	1,063,884	1,061,742	1,122,846	2,766,084	683,127

Earnings	50,796,449	33,223,325	28,911,446	15,748,619	25,973,200	7,694,376

FIXED CHARGES

Interest including amortization of debt issuance expense	480,772	377,245	293,714	357,289	1,624,509	447,320

Interest portion of rental expense	621,609	686,639	768,028	765,557	1,141,575	235,808

Fixed Charges	1,102,382	1,063,884	1,061,742	1,122,846	2,766,084	683,127

Ratio of earnings to fixed charges	46.1	31.2	27.2	14.0	9.4	11.3